FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC AGREES TO SELL ITS BUSINESS IN LEBANON

HSBC Bank Middle East Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its business in Lebanon (the 'Business') to BLOM BANK S.A.L. ('Blom') (the 'Transaction').

Completion of the Transaction, expected to take place during the first half of 2017, is subject to regulatory approvals. It represents further progress in the execution of HSBC Group strategy.

At 30 June 2016, the Business comprised three branches with total assets of approximately US$953m. All employees in the Business are expected to transfer to Blom as part of the Transaction.

Media enquiries to Paul Harris on +971 562165764 or at paul1.harris@hsbc.com

Notes to editors:

1. HSBC Bank Middle East Limited
HSBC Bank Middle East Limited ('HBME') is a wholly owned indirect subsidiary of HSBC Holdings plc. It provides a range of banking and related financial services in the Middle East and North Africa through branches in the UAE, Qatar, Kuwait, Bahrain, Algeria and Lebanon.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,557bn at 30 September 2016, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 16 November 2016